Filed by Integrys Energy Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed under Rule 14a-12 under the
Securities Exchange Act of 1934, as amended
Subject Company: Integrys Energy Group, Inc.
Commission File No.: 1-11337

On June 23, 2014, Integrys Energy Group, Inc. (“Integrys”) distributed the following talking points about the proposed acquisition of Integrys by Wisconsin Energy Corporation to its senior leaders.

Talking Points for Senior Leaders to Use with Direct Reports
(For Internal Use Only – Not for Distribution)

●	Thank you for joining me on such short notice.

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Clearly, the reason I wanted to bring our team together today is to talk about our announcement that Integrys Energy Group will be acquired by Wisconsin Energy Corporation.  I'm sure most of you have seen the note from Charlie and the press release by now.

●	I know this news may be surprising, so I wanted to take a few minutes to share with you why we believe this combination is good for our company, employees and customers.

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Bringing Integrys and Wisconsin Energy together creates a larger, more diverse regulated utility company with the operational expertise, scale and financial resources to meet the region's future energy needs.  In fact, the combination will create a leading Midwest electric and gas utility.

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You may be wondering why now and why Wisconsin Energy?  No doubt, we have a strong strategic plan and are operating successfully as a standalone company, but we received a compelling offer that provides significant value to our shareholders, as well as benefits to our other constituents, including employees and customers.

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And let me be clear – each of you have played an important role in building Integrys into the well-respected utility it is today.  Our strong track record of delivering safe, reliable service and our unwavering commitment to serving our customers and communities well is what makes Integrys standout amongst our peers.

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Now alongside Wisconsin Energy, we will be able to take our operations and energy delivery programs to the next level.  Together, we will serve over 4.3 million metered customers across Wisconsin, Illinois, Minnesota and Michigan.  Through the sharing of best practices across a larger organization, we will be well-positioned to deliver even better, more efficient service to our customers.

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Importantly, Wisconsin Energy is committed to our program of accelerated investments in our service territories.  This includes our 5-year plan to invest up to $3.5 billion in infrastructure and operational initiatives, as well as initiatives already underway, such as our main replacement project in Chicago and the ReAct emissions control project in Wisconsin.

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We also will maintain our historic levels of charitable contributions, meaning our philanthropy, volunteerism and community involvement programs will remain intact.  Giving back to our communities is core to who we are as a company and I know many of you participate in one or more of our philanthropic initiatives.

●	But let me get to the main question on your mind: "What does this announcement mean for me?"

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I want to highlight that this combination is about long-term growth and building on the successful operations of both companies.  That means there will be little change in the way our field and energy delivery teams carry out their daily responsibilities.

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We will have operating headquarters in Chicago, Green Bay and Milwaukee and our operating utilities will continue to operate under the same brands.  Wisconsin Energy is also honoring all of our existing labor agreements.

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That said, we recognize that some employees in our corporate and shared services teams may be affected in the future, but it is far too early to speculate about how needs may change since the transaction isn't expected to close until the summer of 2015.

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It is important to note that just like us, Wisconsin Energy's primary focus is on safe, reliable and efficient operations and service to its customers, and when there has been a need to reduce staffing, Wisconsin Energy's strong preference is to use attrition, retirements and voluntary severance as the path to achieve the needed results.

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Until we complete the transaction, we will continue to operate as an independent company and it is business as usual at Integrys.  The most important thing we can all do is remain focused on delivering safe, reliable service to our customers.  They rely on us to keep the lights on and gas flowing and we can't let them down.

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Today's announcement is the beginning of the process and we are committed to keeping you posted as the companies work to complete the transaction, which, among other things, will require shareholder approvals and approval from federal and state regulatory agencies.  We have posted more information on the transaction on PowerNet.

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You can also submit questions via email to CorpCommunications@integrysgroup.com on an ongoing basis and we will do our best to answer them in a timely manner, knowing that we may not have all the information until we get much closer to completing the combination.

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And once the transaction is finalized, the combined company will be named WEC Energy Group, Inc. and will be headquartered in metropolitan Milwaukee.  Wisconsin Energy's Chairman and CEO Gale Klappa will assume the same roles at the combined company.  Charlie Schrock will remain in his current roles with Integrys until the transaction closes, when he will retire.  Ultimately, the combined company's senior staff will be comprised of Wisconsin Energy executives.

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In today's press release, we also announced that we are in the late stages of a competitive process to divest Integrys Energy Services, our non-regulated marketing subsidiary.  As part of our ongoing assessment of Integrys' portfolio of businesses, we previously determined it was appropriate to divest Integrys Energy Services' retail electric and natural gas business and began that process earlier this year.  I am pleased to report that the process is moving forward as we expected and we anticipate completing it soon.

●	We expect today's news to attract the attention of media or other third parties. All external inquiries should be forwarded to our media hotline at 1-800-977-2250.

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Let me conclude by saying this transaction is a clear endorsement of what we have accomplished over the years.  On behalf of the management team, I want to thank you for your contributions to Integrys' ongoing success.

●	Thank you for your time. With that, let me stop and take your questions. While we may not have all the answers today, we will work to provide you more information as the process moves forward.

Additional Information and Where to Find It

The proposed merger transaction involving Wisconsin Energy and Integrys will be submitted to the respective shareholders of Wisconsin Energy and Integrys for their consideration. In connection with the proposed merger transaction, Wisconsin Energy will prepare a registration statement on Form S-4 that will include a joint proxy statement/prospectus for the shareholders of Wisconsin Energy and Integrys to be filed with the Securities and Exchange Commission (the "SEC"), and each of Wisconsin Energy and Integrys will mail the joint proxy statement/prospectus to their respective shareholders and file other documents regarding the proposed merger transaction with the SEC. Integrys urges investors and shareholders to read the joint proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC, because they will contain important information. Investors and security holders will be able to receive the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC's web site, http://www.sec.gov, from Wisconsin Energy at Corporate Secretary, 231 W. Michigan St., P.O. Box 1331, Milwaukee, WI 53201, or from Integrys at Integrys Energy Group, Inc., Investor Relations, 200 East Randolph Street, 23rd Floor, Chicago, IL 60601.

Forward-Looking Statements

This communication contains certain forward-looking statements with respect to the financial condition, results of operations and business of Integrys and the combined businesses of Integrys and Wisconsin Energy and certain plans and objectives of Integrys with respect thereto, including the expected benefits of the proposed merger transaction. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as "anticipate", "target", "expect", "estimate", "intend", "plan", "goal", "believe", "hope", "aim", "continue", "will", "may", "would", "could" or "should" or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the expected closing date of the proposed merger transaction; the possibility that the expected synergies and value creation from the proposed merger transaction will not be realized, or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the proposed merger transaction making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters; the possibility that the proposed merger transaction does not close, including, but not limited to, due to the failure to satisfy the closing conditions; the risk that financing for the proposed merger transaction may not be available on favorable terms; and the risk that Integrys may not complete the sale of Integrys Energy Services. These forward-looking statements are based on numerous assumptions and assessments made by Integrys in light of its experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors that it believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this communication could cause actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this communication are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this communication.  Integrys does not assume any obligation to update the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.  A further list and description of risks and uncertainties at Integrys can be found in Integrys' Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and in its reports filed on Form 10-Q and Form 8-K.

Participants in Solicitation

This communication is not a solicitation of a proxy from any investor or shareholder.  Wisconsin Energy, Integrys and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the respective shareholders of Wisconsin Energy and Integrys in favor of the proposed merger transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Wisconsin Energy and Integrys in connection with the proposed merger transaction will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Wisconsin Energy's executive officers and directors in its definitive proxy statement for its 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 21, 2014. You can find more information about Integrys' executive officers and directors in its definitive proxy statement for its 2014 Annual Meeting of Shareholders, which was filed with the SEC on March 27, 2014.  You can obtain free copies of these documents from Wisconsin Energy and Integrys using the contact information above.

Non-solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.